UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 14, 2020

SUPERIOR ENERGY SERVICES, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-34037	75-2379388
(State or other jurisdiction)	(Commission File Number)	(IRS Employer Identification No.)

1001 Louisiana Street, Suite 2900 Houston, Texas	77002
(Address of principal executive offices)	(Zip Code)

(713) 654-2200

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Common Stock	SPN	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement

On February 14, 2020, SESI, L.L.C. (“SESI”), a wholly owned subsidiary of Superior Energy Services, Inc. (“Superior Energy”) (NYSE: SPN), and the guarantors (the “Guarantors”) of SESI’s $800 million aggregate principal amount of outstanding 7.125% Senior Notes due 2021 (the “Original Notes”) entered into a supplemental indenture (the “Supplemental Indenture”) to the indenture dated as of December 6, 2011 between SESI, the Guarantors and The Bank of New York Mellon Trust Company, N.A., as trustee (as amended and supplemented to date, the “Original Notes Indenture”), relating to the Original Notes. SESI received the requisite consents to amend the Original Notes Indenture on February 13, 2020 in connection with its previously announced offer to exchange as amended or supplemented from time to time, (the “Exchange Offer”) $635 million of its Original Notes for $635 million of newly issued 7.125% Senior Notes due 2021 (the “New Notes”) and solicitation of consents to proposed amendments with respect to the Old Notes (the “Consent Solicitation”), upon the terms and subject to the conditions set forth in SESI’s offering memorandum and consent solicitation statement, dated as of January 6, 2020 (as amended and supplemented by the press release dated January 16, 2020, January 22, 2020 and January 31, 2020 issued by Superior Energy and the Supplement No. 1 to the Offering Memorandum and Consent Solicitation Statement, dated January 31, 2020 and as the same may be further amended or supplemented from time to time).

The Supplemental Indenture, among other things, amends the liens covenant consistent with the provisions provided in the indenture governing SESI’s senior notes due 2024. The amendments to the Original Notes Indenture will apply to all holders of the Original Notes.

The foregoing description of the Supplemental Indenture does not purport to be complete and is qualified in its entirety by reference to the Supplemental Indenture, which is filed as Exhibit 4.1 to this Current Report on Form 8-K and incorporated herein by reference.

Item 7.01	Regulation FD Disclosure

On February 14, 2020, Superior Energy issued a press release announcing that SESI has elected to further extend the expiration time for its Exchange Offer to 5:00 pm., New York City time, on February 18, 2020.

SESI has also elected to waive the condition of the Exchange Offer that, by the Expiration Time, at least $635.0 million (the “Exchange Offer Maximum Amount”) aggregate principal amount of Original Notes shall have been tendered. Rather, SESI has elected to accept for exchange no less than $610.0 million aggregate principal amount of Original Notes but no greater than the Exchange Offer Maximum Amount of Original Notes on the settlement date.

In addition, the deadline to withdraw tendered Original Notes in the Exchange Offer and validly withdraw consents in the Consent Solicitation has occurred as of the date of this Current Report on Form 8-K.

The information provided pursuant to this Item 7.01 is “furnished” and shall not be deemed to be “filed” with the Securities and Exchange Commission (the “SEC”) or incorporated by reference in any filing under the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in any such filings.

Information set forth in this Current Report (including the exhibits attached hereto) contains forward-looking statements within the meaning of the federal securities laws and the Private Securities Litigation Reform Act of 1995. These forward-looking statements are generally identified by the words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “may,” “should,” “could,” “will,” “would,” and “will be,” and variations of such words and similar expressions, although not all forward-looking statements contain these identifying words. Such statements are subject to significant risks, assumptions and uncertainties, including, without limitation, risks and uncertainties relating to the settlement of the Exchange Offer. A discussion of factors that may affect future results is contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2018, as such factors may be updated from time to time in the Company’s periodic filings with the SEC. Other unknown or unpredictable factors also could have a material adverse effect on our business, financial condition and results of operations. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this Current Report on Form 8-K may not in fact occur. Accordingly, you should not place undue reliance on these statements. The Company undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events, or otherwise, except to the extent required under federal securities laws.

Forward-Looking Statements

All statements in this communication (and oral statements made regarding the subjects of this communication) other than historical facts are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside the control of Superior Energy Services, Inc. (“Superior”), Forbes Energy Services Ltd. (“Forbes”) and Spieth Newco, Inc. (“Newco”), which could cause actual results to differ materially from such statements. Forward-looking information includes, but is not limited to: statements regarding the expected benefits of the proposed transaction; the anticipated completion of the proposed transaction and the timing thereof; the expected future results of operations and growth of Superior and Newco; and plans and objectives of management for future operations of Superior and Newco.

While Superior believes that the assumptions concerning future events are reasonable, it cautions that there are inherent difficulties in predicting certain important factors that could impact the future performance or results of its and Newco’s business. Among the factors that could cause results to differ materially from those indicated by such forward-looking statements are: the failure to realize the anticipated costs savings, synergies and other benefits of the transaction; the possible diversion of management time on transaction-related issues; the risk that the requisite approvals to complete the transaction are not obtained or other closing conditions are not satisfied; local, regional and national economic conditions and the impact they may have on Superior, Forbes, Newco and their customers; conditions in the oil and gas industry, especially oil and natural gas prices and capital expenditures by oil and gas companies; the debt obligations of Superior and Newco following the transaction and the potential effect of limiting Superior’s and/or Newco’s ability to fund future growth and operations and increasing their respective exposure to risk during adverse economic conditions; the financial condition of Superior’s and Newco’s customers; any non-performance by customers of their contractual obligations; changes in customer, employee or supplier relationships resulting from the transaction; changes in safety, health, environmental and other regulations; the results of any reviews, investigations or other proceedings by government authorities; and the potential additional costs relating to any reviews, investigations or other proceedings by government authorities or shareholder actions.

These forward-looking statements are also affected by the risk factors, forward-looking statements and challenges and uncertainties described in Superior’s Annual Report on Form 10-K for the year ended December 31, 2018, and those set forth from time to time in Superior’s filings with the Securities and Exchange Commission (the “SEC”), which are available at www.superiorenergy.com. Except as required by law, Superior expressly disclaims any intention or obligation to revise or update any forward-looking statements whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction, Newco has filed a registration statement on Form S-4, which included a preliminary joint proxy statement/prospectus of Newco and Forbes, with the SEC. A definitive joint proxy statement/prospectus will be filed with the SEC once the registration statement becomes effective. While the registration statement and joint proxy statement/prospectus have not yet become effective and the information therein is subject to change, they provide important information about the transaction. INVESTORS AND SECURITY HOLDERS OF SUPERIOR AND FORBES ARE ADVISED TO CAREFULLY READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS, AND TO READ THE REGISTRATION STATEMENT AND DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. A definitive joint proxy statement/prospectus will be sent to security holders of Forbes in connection with the Forbes shareholder meeting. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other relevant documents filed by Superior, Forbes and Newco with the SEC from the SEC’s website at www.sec.gov. Security holders and other interested parties will also be able to obtain, without charge, a copy of the joint proxy statement/prospectus and other relevant documents (when available) from www.superiorenergy.com under the tab “Investors” and then under the heading “SEC Filings.” Security holders may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Solicitation

Superior, Forbes and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective security holders with respect to the transaction. Information about these persons is set forth in Superior’s proxy statement relating to its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 26, 2019, and Forbes’ proxy statement relating to its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2019, and subsequent statements of changes in beneficial ownership on file with the SEC. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ security holders generally, by reading the joint proxy statement/prospectus and other relevant documents regarding the transaction, which will be filed with the SEC.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits.

Exhibit No.	Description
4.1	Supplemental Indenture, dated as of February 14, 2020, by and among SESI, L.L.C., the guarantors named therein and The Bank of New York Mellon Trust Company, as trustee

99.1	Press release, dated February 14, 2020, announcing further extension of expiration time and waiver of minimum tender condition and consent solicitation for 7.125% Senior Notes due 2021

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SUPERIOR ENERGY SERVICES, INC.

By:	/s/ William B. Masters
William B. Masters
Executive Vice President, General Counsel and Secretary

Dated: February 14, 2020

Exhibit 4.1

Execution Version

SUPPLEMENTAL INDENTURE

This Supplemental Indenture is entered into as of February 14, 2020 (this “Supplemental Indenture”), by and among SESI, L.L.C., a Delaware limited liability company (the “Issuer”), Superior Energy Services, Inc., a Delaware corporation (“Superior Energy”), the subsidiary guarantors party to the Indenture referred to below (together with Superior Energy, the “Guarantors”) and The Bank of New York Mellon Trust Company, N.A., a national banking association (the “Trustee”), as Trustee, registrar, authentication agent and paying agent under the Indenture referred to below.

W I T N E S S E T H:

WHEREAS, Superior Energy, the Issuer and the Trustee have heretofore executed and delivered an Indenture dated as of December 6, 2011 (as supplemented, waived or otherwise modified, including by the Supplemental Indenture, dated February 29, 2012, the Supplemental Indenture dated May 7, 2012, the Supplemental Indenture dated August 29, 2014, the Supplemental Indenture dated August 3, 2015, the Supplemental Indenture dated August 17, 2017, and the Supplemental Indenture, dated as of October 20, 2017, the “Indenture”), providing for the issuance of an aggregate principal amount of $800.0 million of 7.125% Senior Notes due 2021 of the Issuer (the “Notes”);

WHEREAS, Section 9.02 of the Indenture provides, among other things, that the Issuer and the Trustee may amend certain terms of the Indenture with the consent of the Holders of a majority of the aggregate principal amount of the Notes then outstanding, and has filed with the Trustee evidence of such consents, all as certified by a certificate of the exchange agent (the “Exchange Agent Certificate”) with respect to the Statement, as the duly appointed agent, attorney-in-fact and proxy of such Holders, which Exchange Agent Certificate has been delivered to the Issuer, the Issuer has delivered to the Trustee simultaneously with the execution and delivery of this Supplemental Indenture the Exchange Agent Certificate, resolutions of its Board of Directors authorizing the execution and delivery of this Supplemental Indenture, an Officers’ Certificate and an Opinion of Counsel relating to this Supplemental Indenture, as contemplated by Sections 9.02 and 9.06, 12.04 and 12.05 of the Indenture, and the Issuer has satisfied all other conditions required under the Indenture to enable the Issuer, the Guarantors and the Trustee to enter into this Supplemental Indenture, and has requested that the Trustee enter into this Supplemental Indenture with it and the other Guarantors; and

WHEREAS, the Issuer has solicited consents to certain amendments to the Indenture (collectively, the “Proposed Amendment”) pursuant to the Offering Memorandum and Consent Solicitation Statement dated as of January 6, 2020 (as amended by the press releases dated January 16, 2020 and January 22, 2020 and Supplement No. 1 to the Offering Memorandum and Consent Solicitation Statement, dated as of January 31, 2020, and as may be further amended or supplemented from time to time, the “Statement”);

WHEREAS, the Issuer has obtained the consent to the Proposed Amendment from the Holders of a majority of the aggregate principal amount of the Notes then outstanding; and

WHEREAS, pursuant to Section 9.02 of the Indenture, the Trustee is authorized to execute and deliver this Supplemental Indenture.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties mutually covenant and agree for the benefit of the other parties and for the equal and ratable benefit of the Holders as follows:

ARTICLE I

DEFINITIONS

Section 1.01 Defined Terms. As used in this Supplemental Indenture, terms defined in the Indenture or in the preamble or recital hereto are used herein as therein defined. The words “herein,” “hereof” and “hereby” and other words of similar import used in this Supplemental Indenture refer to this Supplemental Indenture as a whole and not to any particular section hereof.

ARTICLE II

AMENDMENTS

Section 2.01 Amendments.

(a) The definition of “Investment Grade Rating Event Permitted Liens” in the Indenture shall be amended by adding the following as new clauses (15) and (16):

“(15) Liens securing Indebtedness Incurred under Debt Facilities; provided, however, that after giving effect to such Incurrence, the aggregate principal amount of all Indebtedness incurred under this clause (15) (with letters of credit and bankers’ acceptances, if any, being deemed to have a principal amount equal to the maximum potential liability thereunder) and then outstanding does not exceed the greater of (A) $400.0 million and (B) the amount equal to 17.5% of Consolidated Tangible Assets as of the end of the most recent fiscal quarter for which consolidated financial statements of Superior Energy and its Subsidiaries have been provided to the Holders pursuant to the Indenture immediately preceding the date of such Incurrence; and

(16) Liens securing Indebtedness in an aggregate principal amount outstanding at any one time not to exceed $50.0 million.”

(b) Section 4.20 of the Indenture shall be amended by deleting the following clause:

“unless, in the case of clause (a), the aggregate amount of all Secured Indebtedness and the Attributable Debt of all Sale/Leaseback Transactions and, in the case of clause (b), Indebtedness so Incurred or Guaranteed by a Non-Guarantor Subsidiary would not exceed, in the aggregate, 12.5% of Consolidated Tangible Assets (such calculation to exclude from the numerator any Indebtedness secured by Investment Grade Rating Event Permitted Liens).”

ARTICLE III

MISCELLANEOUS

Section 3.01 Effective Time. This Supplemental Indenture shall become effective upon execution hereof by the Trustee, the Issuer and the Guarantors. Notwithstanding the foregoing sentence, Section 2.01 of this Supplemental Indenture shall become operative only upon both (i) the payment of the Total Consent Payment (as defined in the Statement) due to each consenting Holder, on a pro rata basis, and (ii) the occurrence of the Combination on the Combination Exchange Date (each as defined in the Statement), with the result that the amendments to the Indenture effected by Article 2 of this Supplemental Indenture shall not become operative if the Total Consent Payment has not been made or if the Combination has not occurred. The Issuer shall give prompt written notice that payment of the Total Consent Payment has been made, that the Combination has occurred on the Combination Exchange Date, and that the Proposed Amendment has become operative, or if for any reason payment of the Total Consent Payment will not be made or the Combination will not occur, the Issuer shall give prompt written notice that the Proposed Amendment shall not become operative.

Section 3.02 Parties. Nothing expressed or mentioned herein is intended or shall be construed to give any Person, firm or corporation, other than the Holders and the Trustee, any legal or equitable right, remedy or claim under or in respect of this Supplemental Indenture or the Indenture or any provision herein or therein contained.

Section 3.03 Governing Law. This Supplemental Indenture shall be governed by, and construed in accordance with, the laws of the State of New York.

Section 3.04 Severability Clause. In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and such provision shall be ineffective only to the extent of such invalidity, illegality or unenforceability.

Section 3.05 Ratification of Indenture; Supplemental Indentures Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder heretofore or hereafter authenticated and delivered shall be bound hereby.

Section 3.06 Counterparts. The parties hereto may sign one or more copies of this Supplemental Indenture in counterparts, all of which together shall constitute one and the same agreement. The exchange of copies of this Supplemental Indenture and of signature pages by facsimile or PDF transmission shall constitute effective execution and delivery of this Supplemental Indenture as to the parties hereto and may be used in lieu of the original Supplemental Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile or PDF shall be deemed to be their original signatures for all purposes.

Section 3.07 Headings. The headings of the Articles and the sections in this Supplemental Indenture are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provisions hereof.

Section 3.08 Concerning the Trustee. The Trustee makes no representation or warranty as to the validity or sufficiency of this Supplemental Indenture or with respect to the recitals contained herein, all of which recitals are made solely by the other parties hereto. The Trustee makes no representations as to and shall not be responsible in any manner whatsoever for or in respect of the Statement or with respect to the consents of Holders, all of which recitals are made solely by the Issuer and the Guarantors, and the Trustee assumes no responsibility for the same. All of the provisions contained in the Indenture in respect of the rights, powers, privileges, and immunities of the Trustee shall be applicable in respect of this Supplemental Indenture as fully and with like force and effect as though set forth in full herein. The Issuer and Superior Energy hereby confirms to the Trustee that this Supplemental Indenture has not resulted in a material modification of the Notes for Foreign Accounting Tax Compliance Act (“FATCA”) purposes. The Issuer and Superior Energy shall give the Trustee prompt written notice of any material modification of the Notes deemed to occur for FATCA purposes. The Trustee shall assume that no material modification for FATCA purposes has occurred regarding the Notes, unless the Trustee receives written notice of such modification from the Issuer or Superior Energy.

[Signature pages follow.]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

SESI, L.L.C.

By:	/s/ Westervelt T. Ballard, Jr.
Name:	Westervelt T. Ballard, Jr.
Title:	Executive Vice President, Treasurer and Chief Financial Officer

SUPERIOR ENERGY SERVICES, INC.

By:	/s/ Westervelt T. Ballard, Jr.
Name:	Westervelt T. Ballard, Jr.
Title:	Executive Vice President, Treasurer and Chief Financial Officer

COMPLETE ENERGY SERVICES, INC.

PUMPCO ENERGY SERVICES, INC.

SUPERIOR ENERGY SERVICES – NORTH AMERICA SERVICES, INC.

WARRIOR ENERGY SERVICES CORPORATION

1105 PETERS ROAD, L.L.C.

CONNECTION TECHNOLOGY, L.L.C.

H.B. RENTALS, L.C.

INTERNATIONAL SNUBBING SERVICES, L.L.C.

STABIL DRILL SPECIALTIES, L.L.C.

SUPERIOR ENERGY SERVICES, L.L.C.

SUPERIOR INSPECTION SERVICES, L.L.C.

WORKSTRINGS INTERNATIONAL, L.L.C.

CSI TECHNOLOGIES, L.L.C.

SPN WELL SERVICES, INC.

WILD WELL CONTROL, INC.

By:	/s/ Westervelt T. Ballard, Jr.
Name:	Westervelt T. Ballard, Jr.
Title:	Authorized Representative

[Signature page to 7.125% Senior Notes due 2021 Supplemental Indenture]

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A., as Trustee

By:	/s/ Mitchell L. Brumwell
Name:	Mitchell L. Brumwell
Title:	Vice President

[Signature page to 7.125% Senior Notes due 2021 Supplemental Indenture]

Exhibit 99.1

FOR FURTHER INFORMATION CONTACT:

Paul Vincent, VP of Treasury and Investor

Relations, (713) 654-2200

1001 Louisiana St., Suite 2900

Houston, TX 77002

NYSE: SPN

SUPERIOR ENERGY SERVICES ANNOUNCES FURTHER EXTENSION

OF EXPIRATION TIME AND WAIVER OF MINIMUM TENDER

CONDITION FOR EXCHANGE OFFER AND CONSENT SOLICITATION

FOR SENIOR NOTES OF SESI, L.L.C.

Houston, February 14, 2020 – Superior Energy Services, Inc. (“Superior Energy”) (NYSE: SPN) today announced that its wholly owned subsidiary, SESI, L.L.C. (“SESI”), has elected to further extend the expiration time (as extended, the “Expiration Time”) for its previously announced offer to exchange (the “Exchange Offer”) $635 million of its $800 million aggregate principal amount of outstanding 7.125% Senior Notes due 2021 (the “Original Notes”) for $635 million of newly issued 7.125% Senior Notes due 2021 (the “New Notes”), upon the terms and subject to the conditions set forth in SESI’s offering memorandum and consent solicitation statement, dated as of January 6, 2020 (as amended and supplemented by the press release dated January 16, 2020, January 22, 2020 and January 31, 2020 issued by Superior Energy and the Supplement No. 1 to the Offering Memorandum and Consent Solicitation Statement, dated January 31, 2020, as so amended, the “Offering Memorandum and Consent Solicitation Statement”). All capitalized terms used but not defined in this press release have the meanings given to them in Superior Energy’s press release announcing the commencement of the Exchange Offer and Consent Solicitation, dated January 6, 2020 or the Offering Memorandum and Consent Solicitation Statement, as applicable. As of 11:59 p.m., New York City time, on February 13, 2020, approximately $610.27 million, or 76.28% of the aggregate principal amount of Original Notes outstanding, had been validly tendered and not validly withdrawn pursuant to the Exchange Offer and Consent Solicitation.

The Expiration Time of the Exchange Offer has been further extended from 11:59 p.m., New York City time, on February 13, 2020, to 5:00 p.m., New York City time, on February 18, 2020. The settlement date for the Exchange Offer will occur promptly after the Expiration Time and is expected to be the second business day after the Expiration Time (such date, the “Settlement Date”).

SESI has also elected to waive the condition of the Exchange Offer that, by the Expiration Time, at least $635.0 million (the “Exchange Offer Maximum Amount”) aggregate principal amount of Original Notes have been tendered. Rather, SESI has elected to accept for exchange no less than $610.0 million (the “Exchange Offer Minimum Amount”) aggregate principal amount of Original Notes but no greater than the Exchange Offer Maximum Amount of Original Notes on the Settlement Date. At the settlement of the Combination Exchange, an amount equal to the difference between the Exchange Offer Minimum Amount and the aggregate principal amount of

Original Notes tendered as of the Expiration Time (up to the Exchange Offer Maximum Amount) will reduce (i) the aggregate principal amount of Newco Secured Notes issued, (ii) the aggregate principal amount of Superior Secured Notes issued and (iii) the Cash Component, in each case, on a pro rata basis.

Pursuant to the terms of the Exchange Offer, tenders of Original Notes (and related consents delivered pursuant to SESI’s related solicitation of consents (the “Consent Solicitation”) from eligible holders of the Original Notes to amend (the “Proposed Amendment”) the liens covenant in the indenture dated December 6, 2011, governing the Original Notes upon the terms and subject to the conditions set forth in the Offering Memorandum) may be validly withdrawn (the “Withdrawal Deadline”) at or prior to the date on which holders of at least a majority of the aggregate principal amount of the Original Notes outstanding consent to the Proposed Amendment (the “Requisite Consents”) and the supplemental indenture (the “Supplemental Indenture”) related to the Proposed Amendment is executed. Because the Requisite Consents have been received and the Supplemental Indenture has been executed, the Withdrawal Deadline has occurred as of the date hereof.

Except as described in this press release, all other terms of the Exchange Offer and Consent Solicitation remain unchanged.

The Exchange Offer and Consent Solicitation is being conducted in connection with Superior Energy’s previously announced entry into a definitive agreement to divest its U.S. service rigs, coiled tubing, wireline, pressure control, flowback, fluid management and accommodations service lines and combine them with Forbes Energy Services Ltd.’s (OTCQX: FLSS) complementary service lines to create a new, publicly traded consolidation platform for U.S. completion, production and water solutions (the “Combination”). The consummation of the Exchange Offer is a condition of the Combination; however, the consummation of the Combination is not a condition of the Exchange Offer and Consent Solicitation.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of the New Notes, Newco Secured Notes or Superior Secured Notes in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In addition, this press release is neither an offer to purchase nor a solicitation of an offer to sell any Original Notes in the Exchange Offer or a solicitation of any consents to the Proposed Amendment. The New Notes, Newco Secured Notes and Superior Secured Notes have not been registered under the Securities Act or any state securities laws and, unless so registered, may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. The New Notes, Newco Secured Notes and Superior Secured Notes will only be offered and sold to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act and to non-U.S. persons in transactions outside the United States pursuant to Regulation S under the Securities Act.

About Superior Energy

Superior Energy serves the drilling, completion and production-related needs of oil and gas companies worldwide through a diversified portfolio of specialized oilfield services and equipment that are used throughout the economic life cycle of oil and gas wells.

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Forward-Looking Statements

All statements in this press release (and oral statements made regarding the subjects of this communication) other than historical facts are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside the control of Superior Energy, SESI and Newco, which could cause actual results to differ materially from such statements. Forward-looking information includes, but is not limited to: statements regarding the timing and effect of the Combination; the ability of SESI to satisfy the conditions to the settlement of the Exchange Offer and Consent Solicitation, general market and economic conditions, changes in law and government regulations and other matters affecting the businesses of Superior Energy, SESI or Newco, and the other risks described in the Offering Memorandum.

These forward-looking statements are also affected by the risk factors, forward-looking statements and challenges and uncertainties described in Superior Energy’s Annual Report on Form 10-K for the year ended December 31, 2018, and those set forth from time to time in Superior Energy’s filings with the Securities and Exchange Commission. Except as required by law, Superior Energy expressly disclaims any intention or obligation to revise or update any forward-looking statements whether as a result of new information, future events or otherwise.

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